Exhibit 99.1

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX
(PGH) - NYSE

PENGROWTH ANNOUNCES 2011 GUIDANCE, FOCUSING ON OPERATED
GROWTH AREAS

(Calgary, November 8, 2010) /Marketwire/ - Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively, “Pengrowth”), today announced its capital spending and operational guidance for 2011.

Pengrowth’s $400 million projected capital program for 2011 is focused on delivering results from funding four major operated growth areas at Swan Hills, Groundbirch, Olds/Garrington and Lindbergh.

The 2011 capital program is designed to be flexible, scalable and responsive to uncertain commodity prices and market conditions. The capital program of $400 million represents a 14 percent increase compared with the expected $350 million 2010 program. This increase is indicative of the expanded breadth and depth of Pengrowth’s drilling inventory.

Some of the key characteristics of the 2011 capital program include:

•	80 percent of the program is focused on oil and liquids rich natural gas projects
•	73 percent of the program is operated
•	The majority of planned projects have recycle ratios in excess of two times under the forward market strip price
•	Capital projects have positive economics at a U.S. $70 per bbl WTI oil price and a Cdn $3 per mcf AECO natural gas price

Pengrowth intends to fund a portion of its capital program with selected dispositions of non-core assets.

Over $650 million of viable operated projects on Pengrowth’s existing asset base, including Groundbirch and Lindbergh, were considered for the 2011 capital budget. Capital was allocated using forward market strip prices while ensuring projects still had positive economics at a U.S. $70 per bbl West Texas Intermediate (“WTI”) oil price, and a Cdn $3 per mcf AECO natural gas price. Full year production guidance is between 74,000 and 76,000 boe per day, consistent with current 2010 guidance of 74,000 to 75,000 boe per day.

Capital Allocation

Capital Allocation
	Capital	12 Month Production Cost (1)	Add + Promote Cost(2)
Area	$million	$/boe/d	$/boe
Swan Hills	107	20,700	17.27
Groundbirch	55	14,250	7.19
Olds/Garrington	37	28,200	16.9
Lindbergh	50
Other	44	24,100	15.28
Operated Drill, Complete, Equip & Tie-In	$293	24,100	14.13

Non-Operated Drill Complete, Equip & Tie-In	42	29,800	16.41
Facilities Maintenance	50
Land, Seismic, Studies & IT	15
Total Capital	$400	29,500	14.73

(1) Capital spent divided by the quotient of the total of first twelve months production and 365 days.
(2) Project capital spent divided by the total production for the life of the project.

The 2011 capital program is focused 80 percent on oil development and liquids rich natural gas operated projects. The $230 million drilling and completions component of the budget is expected to result in the drilling of 198 gross wells (89 net) and recompletions/workovers of 97 gross wells (57 net) in 2011. For 2011, Pengrowth expects to spend minimal capital at the Horn River Basin. While having significant potential, this area is currently economically challenged in the context of the current and near-term gas price environment and the inability to secure frac equipment.

Growth Areas

Swan Hills (Tight Carbonates)

The Swan Hills trend is a known resource opportunity with a large amount of estimated remaining oil in place. In 2011, $107 million is budgeted to be spent on operated tight carbonate plays in the Beaverhill Lake Area and $17 million is earmarked for non-operated properties. Pengrowth has had significant success utilizing horizontal drilling and multi-stage acid fracturing technology in this area and has identified significant opportunities from its proof-of-concept initiatives.

For 2011, Pengrowth will continue to develop its proof-of-concept plays, including those at Carson Creek, Judy Creek, Deer Mountain and House Mountain. Activity in 2011 will also include proving other areas with additional proof-of-concept drilling.  The results to date of the 2009 and 2010 proof-of-concept wells are provided in a table at the end of this press release.

Groundbirch (Montney)

At Pengrowth’s newly acquired Groundbirch asset, Pengrowth plans to spend a total of $55 million in 2011. Of this amount, $30 million is allocated to drilling and associated completion activities required to maintain 28 mmcf per day of production capacity. The activity consists of drilling and completing one new well and completing four wells from the 2010 program. The remaining $25 million could be spent later in 2011 in preparation for a second gas plant to be built in 2012.  These activities may be delayed if there is an expectation at the time that gas prices will remain at their current levels. If this occurs, Pengrowth has contingent plans to redirect these funds to oil or liquids rich projects.

Lindbergh (Steam Assisted Gravity Drainage (SAGD))

At Pengrowth’s 100 percent owned and operated SAGD project at Lindbergh, $50 million is budgeted to be spent to develop the pilot project where first steam is expected to be injected in early 2012.  A successful proof-of-concept pilot will provide Pengrowth with the certainty needed to develop a 12,000 bbl/d plant before 2015.  As reported in Pengrowth’s March 8, 2010 AIF, there are an estimated Probable plus Possible Reserves of 35.8 million barrels of oil and an additional Best Estimate Economic Contingent Resource of 193.4 million barrels of oil attributed to the Lindbergh property as at December 31, 2009.

Olds/Garrington (Cardium/Viking)

In the Olds area, Pengrowth expects to spend $37 million on its operated properties and $6 million on non-operated properties. The majority of the operated development will be targeted at Pengrowth’s Viking and Cardium lands. The results of the 2010 proof-of-concept wells for the Cardium formation are provided in a table at the end of this press release.

Production Volumes

The breakdown of 2011 expected production volumes is set out below:

2011 Production Volumes	Volume/day
Crude Oil (bbl per day)	29,000
Natural Gas Liquids (bbl per day)	8,500
Natural Gas (mcf per day)	225,000
TOTAL VOLUME (boe per day)	75,000	*
*Assumes mid-point of guidance

Pengrowth’s 2011 capital program is designed to hold production flat year-over-year and to deliver average daily production volumes of between 74,000 and 76,000 boe per day.  The capital program is expected to deliver new production that is split 80 percent crude oil and liquids and 20 percent natural gas.  Overall, Pengrowth’s production is projected to remain balanced at approximately 50 percent natural gas and 50 percent crude oil and liquids. The 2011 production estimate makes no adjustment for additional acquisitions or dispositions that may occur during the year.

Operating Costs

2011 operating costs are forecast to be $370 million or $13.54 per boe, essentially flat to 2010 forecast operating costs of $370 million or $13.60 per boe. Power costs are currently approximately 40 percent of Pengrowth’s operating costs. Pengrowth expects that power costs will remain essentially flat when compared to 2010, but will continue to actively manage its power costs through its power shedding and hedging programs. Details on Pengrowth’s power hedges are included in the hedging section of this release.

General and Administrative

Total general and administrative (“G&A”) costs are expected to increase for 2011 to $2.69 per boe when compared to full year 2010 guidance of $2.23 per boe. Included in Pengrowth’s 2011 G&A forecast, are non-cash G&A costs of approximately $0.47 per boe.

2011 Guidance Summary

2011 Full Year Guidance Summary
Average daily production volume (boe per day)	74,000 - 76,000 (1)
Total Capital Expenditures ($ millions)	$ 400
Operating costs (per boe)	13.54 (2)
General and Administrative costs (per boe)	2.69 (2)

Hedging

The following table provides an update on Pengrowth’s current hedge positions. Pengrowth’s hedging policy intends to provide a high degree of cash flow certainty for its capital and dividend/distribution programs. Pengrowth expects to continue to layer in hedges for 2011 and 2012 depending on commodity prices and its financial position.

		Gross Forecasted	Price
Natural Gas	Year	Volumes (Mcf/day)	CDN/Mcf
	2011	50,021	$ 5.72
		Gross Forecasted	Price
Crude Oil	Year	Volumes (Bbls/day)	CDN/bbl
	2011	12,000	$ 87.87
	2012	4,500	$ 90.92
		Gross Forecasted	Price
Power Purchases	Year	Volumes (MW)	CDN/MWh
	2011	25	$ 46.34

Outlook

Throughout 2010, Pengrowth has made significant progress in expanding the breadth and depth of its drilling inventory, through the acquisition of significant drilling opportunities, such as Groundbirch as part of the Monterey transaction, as well as through a thorough evaluation of its existing land base and the associated opportunities. Today, Pengrowth is in the enviable position where it has the flexibility to allocate capital between a variety of high rate of return plays as well as being able to easily shift the focus of its capital spending away from gas projects towards oil projects as commodity prices dictate.   Investment in a second plant and additional wells at Groundbirch will be dependent on Pengrowth’s outlook for gas prices.  If this second phase is delayed, Pengrowth has already identified a number of additional oil and liquids-rich natural gas opportunities where it can invest instead.

“The 2011 operated capital program is the most focused Pengrowth has had to date with over 85 percent of our Operated Development Capital directed toward four key project areas:  Swan Hills, Olds/Garrington, Groundbirch and Lindbergh.” said Derek Evans, Pengrowth’s President and Chief Executive Officer.  “We are very excited about the progress that we have made to date, the opportunities that 2011 presents, and the progress we plan to make. With approximately $1 billion available on our committed long term bank facility, Pengrowth is also in a strong position to execute on acquisition opportunities.”

Proof-of-Concept Results

Below is a table outlining the initial gross production rates for several proof-of-concept wells Pengrowth drilled and completed in the Swan Hills area since 2009:

					5 Day Avg.	1 Mo. Avg	3 Mo. Avg	3rd mo Avg	12 Mo. Avg
	RR Year	Pool	Well ID	Working Interst	boe/d	boe/d	boe/d	boe/d	boe/d
Reef Gas Condensate
	2009	Carson Creek "C"	00/14-17-061-12W5/0	95%		725	580	421	300
	2009	Carson Creek "C"	02/06-17-061-12W5/0	95%		776	774	607	383
	2009	Carson Creek "C"	00/13-19-061-12W5/3	95%		981	880	602	423
	2009	Carson Creek "C"	00/03-08-061-12W5/0	95%		713	728	601
	2009	Carson Creek "C"	00/12-18-061-12W5/0	95%		585	497	337
	2009	Carson Creek "C"	00/07-18-061-12W5/0	95%		461	406	413
	2009	Carson Creek "C"	00/14-24-061-13W5/2	95%		657	448	254
	2009	Carson Creek "C"	02/01-08-061-12W5/0	95%		329	218	106
	2009	Carson Creek "C"	00/08-18-061-12W5/0	95%		809	765	545
	2010	Carson Creek "C"	00/02-19-061-12W5/0	95%	832	468
	2010	Carson Creek "C"	00/04-16-061-12W5/0	95%	813
	2010	Carson Creek "C"	00/06-25-061-13W5/2	95%	214
	2010	Carson Creek "C"	00/12-20-061-12W5/0	95%	291
	2010	Carson Creek "C"	00/09-05-061-12W5/0	95%	1,270
	2010	Carson Creek "C"	00/11-07-061-12W5/2	95%	1,180
	2010	Alexis Pool	100/13-31-060-12W5/0	100%	No available results
	Average Reef Condensate				767	650	588	432	369
			Percent Gas			42%	43%	49%	53%
Reef Oil
	2010	Judy "B" South	02/4-13-063-12W5/0	100%		367
			Percent Gas			0%
Platform Interior
	2010	Carson Ck North	00/15-02-062-12W5/2	89%	Frac'd into R5 – wet
	2010	Judy "A"	00/14-09-064-10W5/0	100%	445	256	201	173
	2010	Deer Mtn	00/15-23-068-09W5/0	100%	644	362	216	123
	2010	Deer Mtn	00/08-23-068-09W5/0	100%	239	106	56	24
	2010	House Mtn	00/16-25-069-11W5/0	100%	254
	2010	House Mtn	00/16-19-069-10W5/0	100%	444
	Average Platform Interior				405	241	158	107
			Percent Gas		0%	0%	0%	0%
Platform Margin
		Deer Mtn Unit	No available results; drilling underway

	Swan Hills Average					542	481	350	369
		Percent Gas				34%	39%	46%	53%

Below is a table outlining the initial gross production rates for four proof-of-concept wells Pengrowth drilled and completed in the Olds/Garrington area during 2010:

					5 Day Avg.	1 Mo. Avg	3 Mo. Avg	3rd mo Avg	12 Mo. Avg
	RR Year	Pool	Well ID	Working Interest	boe/d	boe/d	boe/d	boe/d	boe/d
Cardium
	2010	Olds/Harmattan	14-14-32-3W5	50%	82	40
	2010	Olds/Harmattan	14-18-32-3W5	50%	141	62
	2010	Olds/Harmattan	4-34-31-3W5	60%	265	168
	2010	Olds/Harmattan	3-34-33-3W5	57%	182	138
	Average Cardium				168	102
			Percent Gas		10%	10%
Viking
	2010	Olds	No available results; drilling underway

		1 Mo. Avg	3 Mo. Avg	3rd mo Avg	12 Mo. Avg
Play Type	No.of Wells	boe/d	boe/d	boe/d	boe/d
Reef Gas Condensate	15	671	588	432	369
Reef Oil	1	367
Platform Interior	6	241	158	107
Platform Margin	4	Drilling underway
Olds/Garrington Average		542	481	350	369

About Pengrowth:

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on operating low cost, low risk, repeatable drilling opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and is evenly balanced between oil and liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, oil sands, shale gas and Coalbed methane as well as the addition of production through acquisition. Pengrowth has announced its plan to convert to a corporation as of December 31, 2010. Pengrowth's trust units currently trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail:
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889

Advisory:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on company interest before the deduction of royalties.

Production and reserves, unless otherwise noted, are stated as Company Interest. Company Interest, as used herein, means Pengrowth’s working interest share of production or reserves prior to the deduction of royalties plus the interest in production or reserves at the wellhead.

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.  The contingencies may include factors such as economics, legal, environmental, political, regulatory or lack of markets. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to 2010 and 2011 capital expenditures, recycle ratios. the allocation of capital expenditures, production, production volumes, initial production rates, operating costs and G&A per boe, Pengrowth's production profile, operating costs, the offset of higher netbacks against operating costs, G&A expenses and reserve life index, reserves and the replacement thereof, and the anticipation of converting to a dividend paying corporation. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated March 8, 2010.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.